Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
PIER 1 IMPORTS, INC.

PIER 1 IMPORTS, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and calling a meeting of the shareholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that upon the filing and effectiveness (the "Effective Time") pursuant to the General Corporation Law of the State of Delaware (the "DGCL") of this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation, each twenty (20) shares of the Corporation’s Common Stock issued and outstanding or held in treasury shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share, of the Corporation. No fractional shares will be issued. In lieu thereof, the Corporation's transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share, and after the transfer agent's completion of such sale, shareholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

FURTHER RESOLVED, that upon the Effective Time, the first paragraph of Article FOURTH of the Corporation's Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“FOURTH:  The total number of shares of all classes of stock which the corporation shall have authority to issue is forty-five million (45,000,000).  The total number of shares of stock which the corporation shall have authority to issue are divided into two classes, twenty-five million (25,000,000)  shares of which are designated as Common Stock having a par value of one-tenth of one cent ($0.001) per share (the “Common Stock”), and twenty million (20,000,000) shares of which are designated as Preferred Stock having a par value of one dollar ($1.00) per share (the “Preferred Stock”).”

 FURTHER RESOLVED: This Certificate of Amendment shall become effective as of June 20, 2019 at 12:01 a.m.

SECOND: The foregoing amendment was duly adopted by the shareholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware on June 19, 2019, at an Annual Meeting of the Shareholders of the Corporation, and such amendment has not been subsequently modified or rescinded.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of June, 2019.

By:	/s/ Robert E. Bostrom
Name:	Robert E. Bostrom
Title:	Executive Vice President, Chief Legal and Compliance Officer and Corporate Secretary